UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-31236

TSAKOS ENERGY NAVIGATION LIMITED

(Translation of registrant's name into English)

367 Syngrou Avenue, 175 64 P.

Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

TSAKOS ENERGY NAVIGATION LIMITED FORM 6-K

This report on Form 6-K is hereby incorporated by reference into the following Registration Statements of the Company:

• Registration Statement on Form F-3 (No. 333-273740) filed with the SEC on August 4, 2023;

• Registration Statement on Form F-3 (No. 333-234279) filed with the SEC on October 21, 2019;

• Registration Statement on Form F-3 (No. 333-206852) filed with the SEC on September 9, 2015; and

• Registration Statement on Form S-8 (No. 333-279039) initially filed with the SEC on May 1, 2024.

1

TSAKOS ENERGY NAVIGATION LIMITED

THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

MANAGEMENT’S DISCUSSION AND ANALYSIS

Results of operations

(Percentage calculations are based on the actual amounts shown in the accompanying financial statements)

Voyage revenues

Voyage revenue earned for the three months ended June 30, 2025 and 2024:

	2025		2024
	$ million	% of total	$ million	% of total
Time charter-bareboat	6.0	3%	6.3	3%
Time charter-fixed rate	89.7	46%	86.8	41%
Time charter-variable rate (profit-share)	56.2	29%	53.4	25%
Voyage charter-spot market	38.2	20%	66.9	30%
Pool arrangement	3.2	2%	—	0%
Voyage charter-contract of affreightment	—	0%	0.7	1%
Total voyage revenue	193.3	100%	214.1	100%

Voyage revenue earned for the six months ended June 30, 2025 and 2024:

	2025		2024
	$ million	% of total	$ million	% of total
Time charter-bareboat	12.1	3%	12.5	3%
Time charter-fixed rate	182.9	47%	163.2	39%
Time charter-variable rate (profit-share)	108.0	28%	104.1	25%
Voyage charter-spot market	81.4	21%	129.2	31%
Pool arrangement	6.0	1%	0.5	0%
Voyage charter-contract of affreightment	—	0%	6.1	2%
Total voyage revenue	390.4	100%	415.6	100%

Voyage revenue earned during the three months ended June 30, 2025, totaled $193.3 million, a 9.7% decrease, compared to $214.1 million earned in the three months ended June 30, 2024. The decrease was primarily driven by weaker tanker market rates compared to the equivalent period of 2024 despite the fact that the tanker market fundamentals being supported by rising global oil demand, low inventories and the unwinding of OPEC plus voluntary production cuts, as well as by ongoing geopolitical tensions that continue to influence trade flows and vessel supply.

Total utilization achieved by the fleet (total days that the vessels were actually employed as a percentage of total days in the period that the Company owned or controlled the vessels) was 96.6% in the second quarter of 2025 compared to 92.4% in the second quarter of 2024. The higher employment rate in the second quarter of 2025 is mainly attributed to a decline in vessel repositioning, mainly due to fewer employment days under spot voyage arrangements.

The amount of revenue earned on time charter-fixed rate contracts slightly increased by 3.3% to $89.7 million in the second quarter of 2025 from $86.8 million in the second quarter of 2024, mainly due to a higher number of vessels operating under fixed rate time charter arrangements. More specifically, the increase is attributed to the acquisition of the newly-built DP2 suezmax shuttle tanker Athens 04, which was delivered within the second quarter of 2025 and operated under a fixed-rate time charter contract. Additionally, the respective increase was further strengthened by the impact of European Union (or EU) allowances (or EUAs), deriving from the expanded EU Emissions Trading System (or EU ETS) to the maritime industry, amounting to $2.2 million, compared to $0.9 million in the corresponding period of 2024. These increases were counterbalanced by the lost days of aframax tanker Sapporo Princess, which was undertaking a dry-docking during the second quarter of 2025, compared to the respective period in 2024 during which the respective vessel was fully operational under fixed rate time-charter-contract. Operating days on pure time charters increased to 2,969 days in the second quarter of 2025 from 2,855 days in the second quarter of 2024.

2

Revenue earned by vessels operating on time-charter with profit-share arrangements increased to $56.2 million in the three months ended June 30, 2025, compared to $53.4 million in the second quarter of 2024, the increase being mainly attributed to the increased number of vessels employed under profit-sharing arrangements compared to the prior-year period. More specifically, the two suezmax tankers (Spyros K and Dimitris P) operated under profit-sharing arrangements during the second quarter of 2025, which were deployed in the spot market during the equivalent period of 2024. Additionally, this increase was further reinforced by the delivery of suezmax vessel Dr Irene Tsakos during the second quarter of 2025 that operated under time-charter agreement with profit-sharing arrangement. Moreover, the respective increase was further supported by the impact of EUAs, amounting to $2.8 million, compared to $0.8 million in the corresponding 2024 period. However, this increase was counterbalanced by the employment days of Nippon Princess and Sunrise, which in the prior year corresponding period operated under profit-sharing arrangements, whereas the former was sold in the second quarter of 2024 and the latter is employed under fixed time-charter rates during the second quarter of 2025. Operating days utilized on time-charter with profit-share arrangements increased to 1,589 days in the second quarter of 2025 from 1,361 days in the second quarter of 2024, a 16.8% increase.

Operating days for pool employment increased to 182 days in the second quarter of 2025 from zero days in the second quarter of 2024. The only vessels in the fleet operating under pool arrangements are Byzantion and Bosporos. The $3.2 million reported represents the revenue generated exclusively by these two vessels during the second quarter of 2025.

Employment days on spot and contract of affreightment (coa) decreased by 31.5%, to 708 in the second quarter of 2025 from 1,033 in the equivalent period of 2024, resulting in a decrease in revenue earned in the second quarter of 2025 by 43.5%, compared to the second quarter of 2024.

During the six months ended June 30, 2025, voyage revenues decreased to $390.4 million from $415.6 million in the first half of 2024, a decrease of $25.2 million, or 6.1%, which is primarily attributable to softer market rates in the tanker industry compared to the equivalent period of 2024. For the first six months of 2025, the fleet’s utilization rate increased to 96.9% compared to 91.9% for the first six months of 2024 which is mainly attributable to the higher number of vessels within the fleet operating under time charter contracts. Lost days arose mainly from the dry-dockings of the suezmax tanker Arctic, the aframax tankers Propontis and Sapporo Princess and the handysize tankers Aegeas and Andromeda. Apart from the lost days related to dry-dockings, the six-month period ended June 30, 2025, also includes lost days on the repositioning voyages of certain other vessels. The respective decrease was offset by the impact of EUAs and the amortization of liabilities assumed from time charters attached, amounting to $8.9 million and $10.6 million, respectively, during the six months ended June 30, 2025, compared to $3.2 million and $6.3 million for those items in the corresponding period of the previous year.

For the six months ended June 30, 2025, the average daily TCE rate was $30,754 compared to $33,830 for the equivalent period of 2024, a 9.1% decrease. For the second quarter of 2025, the average daily TCE rate was $30,767 per day compared to $34,235 per day for the previous year’s second quarter, a 10.1% decrease. Average daily TCE rate earned for the three and six-month periods ended June 30, 2025 and 2024, per vessel category were:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$
LNG carrier	38,095	49,461	47,608	49,431
VLCC	37,998	35,045	37,447	36,251
Suezmax	30,109	36,002	28,951	35,921
DP2 Suezmax	50,528	50,967	52,314	51,568
Aframax	29,914	32,304	29,573	31,402
Panamax	25,261	31,478	26,152	29,088
Handysize	14,368	20,113	16,995	22,485

TCE is calculated by taking voyage revenue less voyage costs divided by the number of revenue days less 193 days lost for the second quarter of 2025 and 350 days lost for the first half of 2025 as a result of calculating revenue on a Loading-to-Discharge basis compared to 99 for the second quarter and 270 for the first half of 2024. In the case of a bare-boat charter, we add an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bareboat charters) under which the vessels may be employed during the periods. The following table reflects the calculation of our TCE rate for the periods presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars, and net earnings (operating) days):

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Voyage revenues	$193,309	$214,055	$390,360	$415,644
Less: Voyage Expenses	(31,917)	(41,403)	(67,980)	(83,423)
Add: Representative operating expenses for Bareboat charter ($10,000 daily)	3,640	3,640	7,240	7,280
Time charter equivalent revenues	$165,032	$176,292	$329,620	$339,501
Divided by: net earnings (operating) days	5,364	5,150	10,718	10,036
Average TCE per vessel per day	$30,767	$34,235	$30,754	$33,830

3

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. These voyage expenses are borne by the Company unless the vessel is on time-charter or operating in a pool, in which case they are borne by the charterer or by the pool operators. Commissions on revenue are included in voyage expenses and they are borne by the Company for all types of charter.

Voyage expenses for the three months ended June 30, 2025 and 2024 were:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2025	2024		2025	2024
	$ million	$ million	increase/(decrease)	$	$	increase/(decrease)
Bunker expenses	12.4	21.5	(42.3)%	17,510	20,776	(15.7)%
EU ETS	7.5	2.6	188.5%	10,549	2,555	312.9%
Port and other expenses	6.0	9.9	(39.4)%	8,468	9,582	(11.6)%
Commissions	6.0	7.4	(18.9)%	8,554	7,167	19.4%
Total	31.9	41.4	(22.9)%	45,081	40,080	12.5%
Days on Spot and COA				708	1,033

Voyage expenses for the six months ended June 30, 2025 and 2024 were:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2025	2024		2025	2024
	$ million	$ million	increase/(decrease)	$	$	increase/(decrease)
Bunker expenses	29.7	45.7	(35.2)%	19,699	22,138	(11.0)%
EU ETS	13.0	5.2	150.0%	8,650	2,492	247.1%
Port and other expenses	12.8	17.6	(27.3)%	8,522	8,523	0.0%
Commissions	12.5	14.9	(16.1)%	8,238	7,187	14.6%
Total	68.0	83.4	(18.5)%	45,109	40,340	11.8%
Days on Spot and COA				1,507	2,068

Voyage expenses were $31.9 million during the quarter ended June 30, 2025, compared to $41.4 million during the prior year’s second quarter, a 22.9% decrease. Voyage expenses are highly dependent on the voyage patterns followed and size of vessels employed on spot charter or contract of affreightment. Bunkering purchases typically constitute the largest part of voyage expenses and therefore the usual volatility and price swings of crude oil in any given year affect bunker prices and consequently voyage expenses.

Both crude oil and global bunker prices decreased during the second quarter of 2025, resulting in a 9.4% decrease in average delivered price paid by the Company for the supplied bunkers, in the respective period of 2024. In addition, the total quantity of bunkers purchased during the second quarter of 2025 decreased by 24.1% compared to the equivalent 2024 period, as fewer vessels of the fleet operated in the spot market, reducing the average daily bunker expenses by 15.7% during the second quarter of 2025, compared to the equivalent 2024 period. Total port expenses decreased by $3.9 million or 39.4% for the second quarter of 2025 compared to the second quarter of 2024, while the average port expenses per vessel per day reduced to $8,468 from $9,582, a 11.6% reduction. The number of vessels trading on spot and coa market was ten in the second quarter of 2025 compared to nineteen in the prior year quarter and as a result the number of port calls for which we were responsible for expenses declined. Moreover, during the second quarter of 2025, commissions decreased to $6.0 million from $7.4 million in the second quarter of 2024, a decrease of 18.9%, as a result of decreased revenue compared to the equivalent period of 2024. However, daily commissions increased from $7,167 to $8,554 in the second quarter of 2025 compared to the prior year period indicating a rise on the commission rate between the two periods. The overall decrease was counterbalanced by a $4.9 million, or 188.5%, increase in the impact of EUAs between the three-month periods, primarily attributable to a higher number of port calls within the European Union region.

Voyage expenses were $68.0 million in the first six months of 2025, compared to $83.4 million in the first six months of 2024, a 18.5% decrease. The decrease in voyage expenses between the six-month periods is mainly attributed to bunkers expenses, as the average delivered price paid by the Company for the bunkers procured globally decreased by 9.7% and daily bunker expenses decreased from $22,138 to $19,699 per day, as oil prices fell. Port and other expenses decreased by $4.8 million, or 27.3%, between the six-month periods and remained in the same level on a daily basis, as a result of a lower number of port calls for which we were responsible for expenses due to reduced employment of vessels on spot and coa. The decrease in voyage expenses between the six-month periods was further reinforced by the commission expenses, as the revenue generated by the Company during the equivalent period decreased by 6.1%, directly affecting commission expenses. However, this decrease was partially mitigated by the impact of EUAs, which increased by $7.9 million, or 150%, in the first six months of 2025 compared to the prior corresponding period.

4

Vessel operating expenses

Operating expenses for the three months ended June 30, 2025, and 2024 were:

	Operating expenses			Average daily operating expenses per vessel
	2025	2024		2025	2024
	$ million	$ million	increase/(decrease)	$	$	increase/(decrease)
Crew expenses	28.3	26.7	6.0%	5,358	5,024	6.6%
Insurances	6.1	6.3	(3.2)%	1,157	1,184	(2.3)%
Repairs and maintenance, and spares	7.7	8.6	(10.5)%	1,452	1,627	(10.8)%
Stores	3.3	2.8	17.9%	632	533	18.6%
Lubricants	2.3	2.0	15%	433	375	15.5%
Other (quality and safety, taxes, registration fees, communications)	4.6	3.3	39.4%	868	623	39.3%
Foreign currency (gains) losses	0.4	(0.1)	(500.0)%	82	(19)	(531.6)%
Total	52.7	49.6	6.3%	9,982	9,347	6.8%
Earnings capacity days excluding vessels on bare-boat charter				5,277	5,314

Operating expenses for the six months ended June 30, 2025 and 2024 were:

	Operating expenses			Average daily operating expenses per vessel
	2025	2024		2025	2024
	$ million	$ million	increase/(decrease)	$	$	increase/(decrease)
Crew expenses	54.8	53.5	2.4%	5,223	5,096	2.5%
Insurances	12.5	11.7	6.8%	1,185	1,108	6.9%
Repairs and maintenance, and spares	15.7	16.0	(1.9)%	1,500	1,525	(1.6)%
Stores	5.9	5.7	3.5%	561	543	3.3%
Lubricants	4.5	4.5	0.0%	427	429	(0.5)%
Other (quality and safety, taxes, registration fees, communications)	8.4	7.0	20.0%	804	671	19.8%
Foreign currency (gains) losses	0.5	(0.1)	(600)%	43	(5)	(816.7)%
Total operating expenses	102.3	98.3	4.1%	9,743	9,367	4.0%
Earnings capacity days excluding vessels on bare-boat charter				10,492	10,489

Vessel operating expenses include crew expenses, insurances, repairs and maintenance, spares, stores, lubricants, and other expenses relating to quality and safety, tonnage tax, registration fees, communications and foreign currency gains or losses.

Total operating costs were $52.7 million during the quarter ended June 30, 2025, compared to $49.6 million during the second quarter of 2024, an increase of 6.3%. The increase is primarily attributable to crew expenses, which increased by $1.6 million, mainly reflecting extensive overlapping and training activities in connection with the scheduled deliveries under the Company’s newbuilding program and the ongoing familiarization of certain officers with the dynamic positioning systems of the vessels currently under construction. The increase is further reinforced by an increase in lubricants of 15.0% where purchases are incidental and do not follow a specific pattern and the increase in quality and safety, communication and legal expenses of 39.4% in the second quarter of 2025, compared to the respective period in 2024. Additionally, the increase was further driven by higher store purchases of $0.5 million, primarily related to precautionary procurement in anticipation of potential upcoming repairs. However, this increase was partially mitigated by the decrease in repairs and maintenance, and spares by $0.9 million in the second quarter of 2025 compared to the corresponding period in 2024. Operating expenses for the first six months of 2025 and 2024 were $102.3 million and $98.3 million, respectively, a 4.1% increase. The increase is mainly attributable to crew expenses by $1.3 million due to the extensive training of on-board seafarers and certain officers in connection with the upcoming deliveries under the newbuilding program and the expansion of the Company’s fleet. Additionally, an increase in quality and safety, communication and legal expenses of 20.0% and insurances of 6.8% while lubricant purchases remained at steady levels in the first half of 2025 compared to 2024. This increase was partially offset by the decrease in repairs and maintenance, and spares, due to five of Company’s vessels undergoing scheduled dry dockings during the first half of 2025, compared to eight during the equivalent period in 2024.

The size of the operating fleet slightly decreased for the second quarter of 2025 and remained largely unchanged for the six-month period ended June 30, 2025, compared to the equivalent period of 2024 regarding the earnings capacity days. During the first half of 2025, earnings capacity days reflected the deliveries of two new DP2 Suezmax tankers, Athens 04 and Dr Irene Tsakos, in April and June 2025, respectively. This increase was partially offset by the sale of the suezmax tanker Pentathlon which was delivered to its new owner in late March 2025.

Average operating expenses per ship per day experienced a modest increase of $635 to $9,982 for the second quarter of 2025 from $9,347 in the second quarter of 2024, an increase of 6.8%, primarily attributable to the increase in the average vessel size of the fleet, the upgrades of shuttle tanker vessels and the well-documented ongoing inflationary pressures. For the six-month periods, average daily operating expenses per vessel rose by $376 to $9,743 in the first half of 2025 from $9,367 in the first half of 2024, driven by a larger average vessel size.

5

Depreciation and amortization

Depreciation and amortization charges totaled $42.1 million in the second quarter of 2025 compared to $39.5 million in the second quarter of 2024, a 6.6% increase. For the first half of 2025 depreciation and amortization increased to $83.2 million from $77.0 million for the first half of 2024.

Depreciation amounted to $36.4 million in the second quarter of 2025 and $33.7 million in the second quarter of 2024, a 7.9% increase. For the first six months of 2025, depreciation was $71.8 million compared to $66.2 million in the first six months of 2024, a $5.6 million increase. The increase being due to fleet renewal with the number of average operating vessels to increase from 62 to 63 during the first half of 2025.

Amortization of deferred dry-docking charges and leasehold improvements amounted to $5.7 million during the second quarter of 2025, compared to $5.1 million during the second quarter of 2024, a $0.6 million increase. For the six-month period ended June 30, 2025, amortization of deferred dry-docking charges and leasehold improvements was $11.4 million compared to $10.1 million in the corresponding period of 2024. The increase in the three month and six month periods ended June 30, 2025, relate primarily to the amortization of the increased number of vessels in the fleet that completed their dry-dock special surveys in the fourth quarter of 2024.

The amortization of the right-of-use assets under finance lease amounted to zero in the first half of 2025 and the second quarter of 2025 compared to $0.7 million in the respective periods of 2024, as the suezmax tankers Archangel and Alaska previously classified as finance leases up to July 19, 2024 and August 22, 2024, respectively, were both repurchased.

Gain on sale of vessel

During the first half of 2025, the Company sold its suezmax tanker Pentathlon, for net proceeds of $39.5 million, incurring gain on sale of $3.55 million. During the first half of 2024, the Company sold its suezmax tankers Eurochampion 2004, Euronike, the aframax tankers Izumo Princess and Nippon Princess and its LNG carrier Neo Energy, for net proceeds of $228.4 million, incurring net gain on sales of $48.7 million. During the second quarter of 2024, the Company sold four vessels. There were no vessel sales during the second quarter of 2025.

Impairment

The Company reviews and tests all vessels and vessels under construction for impairment at each quarter-end and when indications exist. As of June 30, 2025, vessel values had slightly decreased compared to the respective period during the prior year. As of June 30, 2025, seven of our vessels had carrying value in excess of market value. Our fleet is for the most part young, with an average age of 10.2 years as of June 30, 2025, and every vessel in the fleet is expected to generate considerably more cash during their remaining expected lives than their carrying values. The Company’s cash flow tests per vessel for assessing whether an impairment charge was required did not indicate that such an impairment charge was required for any vessel of the fleet intended to be held and used at June 30, 2025 and 2024. In addition, the Company reviews and tests its right-of-use assets for impairment at each reporting date. The review of the carrying amounts in connection with the estimated recoverable amount for the Company’s right-of-use assets as of June 30, 2025, and June 30, 2024, indicated no impairment charge.

General and administrative expenses

General and administrative expenses include management fees, administrative expenses, management incentive awards and stock compensation expense.

General and administrative expenses (G&A expenses) increased to $13.2 million in the second quarter of 2025 compared to $7.9 million in the second quarter of 2024, an increase of $5.3 million which is attributed to the management incentive award for the amount of $3.0 million and the stock-based compensation expense of the restricted share awards for the amount of $2.3 million. For the first six months of 2025 general and administrative expenses increased by $7.9 million, compared to the equivalent period of 2024.

The Company pays Tsakos Energy Management fixed fees per vessel under a management agreement. The fee includes compensation for services that cover both the management of the individual vessels, as described below, and of the enterprise as a whole. Management fees, including those paid to third-party ship management companies, totaled $5.8 million during the quarters ended June 30, 2025 and 2024. For the six months ended June 30, 2025, management fees slightly increased by $0.1 million, to $11.6 million compared to $11.5 million in the first half of 2024. All vessels in the fleet are technically managed by Tsakos Shipping and Trading, apart from the LNG carriers, Maria Energy, Tenergy, the VLCCs Ulysses, Hercules I, Dias I, the suezmax tankers Decathlon and Popi Sazaklis, the aframax tankers Maria Princess, Ise Princess (up to the sale on July 14, 2025), DF Montmartre, DF Mystras, Alpes and Aspen, which have been managed by third-party managers. Vessel monthly fees payable to the management company for owned conventional operating vessels amounted to $31,000, for chartered in vessels or chartered out on a bareboat basis and for vessels under construction monthly fees were $21,700, for the DP2 suezmax shuttle tankers monthly fees were $37,200. Monthly fees incurred increases of $1,000 for all conventional vessels, $1,200 for DP2 suezmax shuttle tankers and $700 for vessels under construction in 2025 compared to 2024. Monthly fees for third-party managed vessels increased to $29,256 from $28,756 for the suezmax tanker Decathlon, for the VLCCs Ulysses and Hercules I to $30,649 from $30,149, for the LNG carrier Maria Energy to $46,358 from $45,858, for the LNG carrier Tenergy to $38,833 from $37,500, for the aframax tanker Maria Princess to $30,649 from $30,149, and for the aframax tanker Ise Princess to $30,017 from $29,256 (up to the sale July 14, 2025), respectively. Monthly fees for VLCC Dias I amounted to $29,208, increased from $28,708. For the aframax tankers Alpes, Aspen, and the suezmax tanker Popi Sazaklis, monthly fees amounted to $28,750 from $29,280 and $28,375 from $28,708 for the dual fuel LNG aframax tankers DF Montmartre and DF Mystras, respectively.

Office administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. Administrative expenses totaled $2.1 million during both the second quarter ended June 30, 2025 and the respective prior year quarter.

In the first six months of 2025, the Company’s Board of Directors approved an award to the management company based on various performance criteria and taking into account cash availability and market conditions amounting to $3.0 million. No incentive award was granted in the first six months of 2024.

In 2024, Tsakos Energy Navigation Limited granted 625,000 restricted common shares under its newly approved 2024 Equity Incentive Plan to directors, officers, employees, and service providers. The awards vest in four equal installments on January 1, 2025; July 1, 2025; January 1, 2026; and July 1, 2026, subject to both continued service and performance-based conditions requiring fleet utilization of at least 85% over specified periods. The Company recognized $4.6 million in stock-based compensation expense in the first half of 2025 and $2.3 million in the quarter ended June 30, 2025 related to these restricted shares. No stock-based compensation expense was recognized in the quarter ended June 30, 2024, and in the first half of 2024.

6

General and administrative expenses, including the management fee, plus any incentive or stock compensation award, represent the overhead of the Company. On a per vessel basis, the daily overhead was $2,347 and $1,392 for the second quarter of 2025 and 2024, respectively. For the six-month period ended June 30, 2025, the daily overhead per vessel was $2,063 compared to $1,358 for the six-month period ended June 30, 2024.

Operating income

Income from vessel operations was $50.0 million during the second quarter of 2025, compared to $103.0 million during the second quarter of 2024, the decrease being mainly attributed to lower net voyage revenues by $15.1 million and gains on sale of four vessels during the second quarter of 2024 for the amount of $32.5 million. During the first half of 2025, operating income from vessel operations was $110.7 million, compared to $179.2 million during the first half of 2024, the decrease being mainly attributed to the weakening of the market. In addition, gains on sale of vessels decreased to $3.6 million in the first half of 2025, compared to $48.7 million in the prior year respective period, a reduction of $45.1 million. Operating expenses, excluding gain on sale of vessels, presented a slight decrease of $1.8 million for the six-month period ended June 30, 2025 from $285.1 million for the six-month period ended June 30, 2024, which is mainly attributed to increased vessel operating expenses, general and administrative expenses, and depreciation and amortization expenses, as the average number of operating vessels increased from 61.6 to 62.0 counterbalanced by decreased voyage and charter-hire expenses.

Interest and finance costs

Interest and finance cost analysis in the table below is not presented according to U.S. GAAP guidelines. However, management believes that this analysis may provide its users a better understanding of the Company’s finance cost. Management also uses this analysis in making financial and planning decisions.

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$ million	$ million	$ million	$ million
Loans interest expense	26.2	31.5	52.1	61.0
Interest expenses on sale and leaseback	—	0.3	—	0.3
Interest rate swaps cash settlements, net	(0.1)	(0.4)	(0.1)	(0.4)
Less: Interest capitalized	(3.1)	(1.8)	(5.7)	(3.3)
Interest expense, net	23.0	29.6	46.3	57.6
Change in fair value of non-hedging interest rate swaps	1.0	0.2	1.3	(0.6)
Bunkers and other commodities non-hedging instruments cash settlements	0.1	(0.5)	(0.1)	(1.1)
Change in fair value of bunker and other commodities non-hedging instruments	0.4	0.5	0.5	(0.6)
Amortization of loan expenses	0.7	1.1	1.6	1.9
Amortization of deferred gain on termination of financial instruments	(0.2)	(0.9)	(0.7)	(2.1)
Bank loan charges	—	0.1	0.1	0.1
Net total	25.0	30.1	49.0	55.2

Interest and finance costs, net, were $25.0 million for the second quarter of 2025, compared to $30.1 million for the second quarter of 2024, a 16.9% decrease, mainly attributed to the lower interest of $5.3 million which was partially compensated by $0.1 million in cash settlements on interest rate swaps. Average interest rate paid on outstanding debt decreased to 5.74% for the second quarter of 2025 from 7.09% in the second quarter of 2024, and interest (net of interest rate swaps, interest on sale and leaseback and capitalized interest) decreased by $6.6 million for the second quarter of 2025 compared to the second quarter of 2024.

During 2024, the suezmax tankers Alaska and Archangel were classified as finance leases from May 31, 2024, until July 19, 2024, and August 22, 2024, respectively, when both vessels were repurchased. Interest expense on the lease liability was $0.3 million in the second quarter and the first half of 2024, compared to $nil in the second quarter and the first half of 2025, mainly due to the sale and leaseback vessels under finance lease.

For the six months ended June 30, 2025, interest and finance costs, net, were $49.0 million compared to $55.2 million for the six months ended June 30, 2024, an 11.3% decrease. Interest (excluding the impact of interest rate swaps) decreased to $52.1 million in the six months ended June 30, 2025, from $61.0 million in the six months ended June 30, 2024, due to the decrease in the average loan interest rate to 5.8% from 7.2%. For the six-month period ended June 30, 2025, interest received on swaps amounted to $0.1 million compared to $0.4 million for the six-month period ended June 30, 2024.

Capitalized interest is based on expenditure incurred to date on vessels under construction. Capitalized interest amounted to $3.1 million and $5.7 million for the three and six-month periods ended June 30, 2025, compared to $1.8 million and $3.3 million for the equivalent periods of 2024. During the first half of 2025, the Company had twelve DP2 shuttle tankers, two suezmax tanker, two MR tankers and five LR1 tankers under construction, compared to two aframax, two suezmax, three DP2 shuttle, two MRs and three LR1 tankers under construction in the respective prior year period.

7

At June 30, 2025, the Company held one floating-to-fixed interest rate swap with a major financial institution maturing March 2028, on which it pays fixed rate of 3.82% and receives floating rates based on the six-month SOFR. In addition, as at June 30, 2025 the Company held four floating-to-fixed interest rate swap with major financial institutions maturing from November 2026 until September 2031 with an option for extension at the financial institutions’ discretion, on which it pays fixed rates at a range of 2.88% to 3.27% and receives floating rates based on the six-month SOFR. The interest rate swap agreements were designated and qualified as non-hedging interest rate swaps. The change in fair value amounted to $1.0 million (negative) for the second quarter of 2025 and $1.3 million (negative) for the six-month period of 2025, compared to $0.2 million (negative) and $0.6 million (positive) for the three and six-months ended June 30, 2024, respectively.

During 2022, the Company discontinued ten of its cash flow hedge interest rate swaps through early termination agreements. The Company considered the forecasted transactions as still probable for seven of those interest rate swaps, and presented the amount received in accumulated other comprehensive income. Respective amounts are amortized into Company’s earnings until the expiry date of each interest rate swap. The amortization for the second quarter of 2025 and 2024 amounted to $0.2 million (positive) and $0.9 million (positive), respectively, and $0.7 million (positive) and $2.1 million (positive) for the six-month period of 2025 and 2024, respectively.

During the first half of 2025, the Company entered into ten bunker agreements and one other commodities swap agreement, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels and the EU Allowances exposure, respectively with maturity dates between August 2025 through December 2026. As at June 30, 2025, the Company held eleven bunker agreements and four EUAs swap agreements. The fair value of those agreements was $0.1 million (negative) as at June 30, 2025. The change in fair value amounted to $0.4 million (negative) and $0.5 million (negative) for the second quarter and the first half of 2025, respectively. Cash paid for those agreements amounted to $0.1 million in the second quarter of 2025, compared to cash received of $0.1 million during the first half of 2025. During the first half of 2024, the Company entered into eight bunker agreements and three other commodities swap agreements, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels and the EU Allowances exposure, respectively. The change in fair value amounted to $0.5 million (negative) and $0.6 million (positive) for the second quarter and the first half of 2024, respectively. Cash received for those agreements amounted to $0.5 million and $1.1 million in the second quarter and the first half of 2024, respectively.

Loan expenses amortization decreased to $0.7 million in the second quarter of 2025, from $1.1 million in the 2024 second quarter primarily due to the decreased number of sold vessels with debt financing. Similarly, for the first half of 2025 and 2024, the amortization of loan expenses decreased by $0.3 million due to the decreased number of sold vessels with debt financing.

Interest income

During the second quarters of 2025 and 2024, interest income was $3.2 million and $4.7 million, a decrease of 1.5 million or 31.9%, respectively. For the six-month periods ended June 30, 2025 and 2024, interest income was $5.5 million and $7.9 million, a decrease of $2.4 million or 30.4%, respectively. The decrease is mostly attributed to lower cash reserves and lower interest rates over the six-month period of 2025.

Non-controlling interest

There is a non-controlling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax tankers, Selini, Salamina, and the handysize vessels Byzantion and Bosporos.

The net income attributable to the non-controlling interest of Mare Success S.A during the second quarter of 2025 amounted to $1.5 million, compared to $1.2 million in the second quarter of 2024. There was net income attributable to the non-controlling interest in the first half of 2025 amounting to $2.6 million, compared to $1.6 million in the first half of 2024. The net income increase is attributable to the profit share earned during the first half of 2025.

8

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our new building commitments, other expected capital expenditure on dry-dockings and vessel improvements and/or acquisitions, which in total equaled $271.9 million in the first six months of 2025, will again require us to expend cash in the remainder of 2025 and in future years. Net cash flow generated by operations is the main source of liquidity. Apart from the possibility of raising further funds through the capital markets, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date are related to the acquisition, construction and refinancing of specific vessels.

If market conditions worsen significantly, then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. To avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Non-restricted cash balances were $282.4 million as of June 30, 2025, compared to $343.4 million as of December 31, 2024, mainly affected by the equity contributions to our under-construction vessels, during the first half of 2025.

Working capital (non-restricted net current assets) amounted to a positive $96.5 million as of June 30, 2025, compared to $35.3 million as of December 31, 2024, mainly attributed to the classification of the two handysize vessels, Aegeas and Andromeda, and the aframax tanker Ise Princess, as held for sale, partly counterbalanced by a decrease in cash and cash equivalents.

Subsequent on June 30, 2025, on July 14, 2025, the aframax tanker Ise Princess was sold for $32.5 million, and on July 24, 2025 and July 28, 2025, the handysize tankers Aegeas and Andromeda, respectively, were sold to related party interests, client companies of Tsakos Shipping and Trading S.A., for $14.0 million and $14.0 million, respectively.

Current assets increased to $453.7 million at June 30, 2025 from $451.8 million at December 31, 2024, mainly due to three held for sale vessels amounting to $49.6 million, counterbalanced by a $61.0 million decrease in cash and cash equivalents. Current liabilities decreased to $349.3 million at June 30, 2025 from $408.5 million at December 31, 2024, mainly due to a decrease in short-term debt by $46.2 million, principally relating to the approaching maturity of one debt facility amounting to $45.3 million at December 31, 2024, which was refinanced during the first half of 2025. In addition, the unearned revenue showed a decrease amounting to $23.5 million reflecting the softening of the market and the decrease of trade payables by $10.1 million which was counterbalanced by the declaration of dividend distribution to common shareholders payable in July 2025 amounting to $18.1 million.

Net cash provided by operating activities was $115.9 million in the six-month period ended June 30, 2025, compared to $160.2 million in the first six months of 2024. The $44.3 million decrease is primarily attributable to a softer tanker market with lower TCE rates negatively impacting voyage revenues by $25.3 million as fully described in the paragraph “Voyage Revenues” in the “Results of operations” above. Total cash expenditure on voyage expenses, operating expenses, charter-in costs, G&A expenses, finance expenses, net of interest income and other, net expenses amounted to $241.0 million during the first six months of 2025, compared to $257.2 million in the first six months of 2024, a decrease of $16.2 million or 6.3%. The expense movements are fully described in the respective paragraphs in the “Results of operations” above.

Inventories, mainly consisting of bunker fuel, decreased by $2.8 million in the first half of 2025, compared to $1.9 million in the six-month period ended June 30, 2024, due to a drop in bunker prices and the quantities supplied compared to the prior year period. Unearned revenue, arising from collection of time-charter hire for services not rendered in the first half of 2025, decreased by $23.5 million attributed to the timing of payments. Trade receivables decreased by $3.8 million, reflecting the softer market conditions during the first half of 2025, compared to the prior year period. Payments for dry-docking expenses decreased by $7.4 million in the first half of 2025, as five vessels underwent their scheduled dry-dockings compared to eight vessels in the prior-year six-month period. Accrued liabilities decreased from $9.9 million in the six months ended June 30, 2024, to $7.8 million in the six-months ended June 30, 2025. As of June 30, 2025, the Company had deposited cash collateral of $4.3 million related to its derivative instruments, which remained the same since December 31, 2024. Net cash provided by operating activities decreased to $63.8 million in the second quarter of 2025, compared to $84.7 million in the previous year’s second quarter. The $20.9 million decrease is primarily attributable to the decrease in voyage revenues by $20.8 million, or 9.7%, due to a softer tanker market with lower charter rates and a significant decrease in bunker oil prices between the respective periods.

Net cash used in investing activities was $233.5 million for the second quarter of 2025, compared to $159.5 million for the equivalent period of 2024 due to payment for the acquisition of the DP2 shuttle tanker Athens 04 and the suezmax tanker Dr Irene Tsakos for the amount of $136.3 million, $94.4 million in advances for the ten DP2 shuttle tankers and two MR tankers under construction and $2.8 million for improvements on existing vessels.

Net cash used in investing activities was $236.1 million for the six months ended June 30, 2025, compared to $356.5 million used in investing activities during the six months ended June 30, 2024. During the first half of 2025, the Company paid $136.3 million for the acquisition of the DP2 shuttle tanker Athens 04 and the suezmax tanker Dr Irene Tsakos and $3.1 million for improvements on existing vessels. The Company also paid $126.2 million for nineteen under construction vessels, eleven DP2 shuttle tankers, one suezmax tanker, two MRs and five LR1s, which were counterbalanced by cash proceeds from the sale of the suezmax tanker Pentathlon, amounting to $39.5 million. In addition, the Company invested $15.0 million in debt securities and received $5.0 million from an early redemption in one of its debt securities. In the first half of 2024, cash outflow from investing activities related to payments for the acquisition of six aframax tankers, and one suezmax tanker amounted to $442.4 million, $4.3 million for improvements on existing vessels and $38.7 million for the eight under construction vessels. On March 1, 2024, the Company invested $5.0 million in debt securities and placed $94.5 million in U.S. Treasury bills and six-month time deposits. Relevant outflows were counterbalanced by cash inflows from the sale of the aframax tankers Izumo Princess and Nippon Princess, the suezmax tanker Euronike and the LNG carrier Neo Energy, amounting to $228.4 million.

As at June 30, 2025, the Company had nineteen vessels under construction and the remaining yard installments to be paid for those vessels amounted to $1.8 billion ($225.9 million in the second half of 2025, $385.8 million in 2026, $487.3 million in 2027 and $713.9 million in 2028), the majority of which is expected to be covered through secured debt that we have arranged or that we expect to arrange. In the third quarter of 2025, we ordered two VLCC tankers for delivery in the third quarter of 2027 and the first quarter of 2028, respectively, for a total purchase price of $257.0 million, of which $12.9 million is scheduled to be paid in the fourth quarter of 2025, $38.6 million in 2026, $128.5 million in 2027 and $77.1 million in 2028.

9

Net cash provided by financing activities was $107.3 million for the second quarter of 2025, compared to $112.8 million used in financing activities for the equivalent period of 2024. During the second quarter of 2025, the Company drew down $141.7 million for the two newly constructed vessels, the DP2 shuttle tanker Athens 04 and the suezmax tanker Dr Irene Tsakos, $14.9 million for the DP2 shuttle tanker Anfield and $114.1 million for the refinancing of the two DP2 suezmax tankers Porto and Lisboa and prepaid the amount of $106.6 million as part of the refinancing of the two DP2 shuttle tankers. The principal repayments of the quarter amounted to $49.6 million and payments of dividends of $6.8 million.

During the second quarter of 2024, proceeds from bank loans amounted to $191.8 million, repayments of debt amounted to $41.6 million, prepayments amounted to $28.2 million, and payments of dividends amounted to $6.8 million.

Net cash provided by financing activities was $59.1 million for the first half of 2025, compared to $201.5 million used in financing activities during the prior year’s first half. During the first half of 2025, the Company (1) drew down (i) $27.8 million for the financing of the two under construction vessels, Paris 24 and Anfield, (ii) $141.7 million for the two newly acquired vessels Athens 04 and Dr Irene Tsakos and (iii) $114.1 million as part of the refinancing of the two DP2 suezmax tankers Porto and Lisboa, (2) paid in scheduled installments the amount of $93.6 million, (3) prepaid the amount of (i) $10.2 million due to the sale of the suezmax tanker Pentathlon and (ii) $106.5 million due to refinancing of the two DP2 suezmax tankers Porto and Lisboa and (4) paid dividends amounting to $13.5 million.

Proceeds from bank loans in the first half of 2024 amounted to $331.9 million, repayments of debt amounted to $83.7 million, prepayments amounted to $28.2 million and payments of dividends $13.5 million.

Total debt outstanding increased from $1.76 billion at December 31, 2024, to $1.82 billion at June 30, 2025. The debt to capital (equity plus debt) ratio was 48.2% at June 30, 2025 (or 43.6% on a net of cash basis) and 49.9% at December 31, 2024 (or 44.4% on a net of cash basis).

Dividends of $0.5781 per share for the 9.25% Series E Preferred Shares were paid on February 28, 2025 and May 28, 2025, totaling $5.5 million, and on August 28, 2025, $2.7 million. Dividends of $0.59375 per share for the 9.50% Series F Preferred Shares were paid on January 30, 2025 and April 30, 2025, totaling $8.0 million, and on July 30, 2025, $4.0 million.

On March 27, 2025, the Company declared the first semi-annual dividend of $0.60 per common share to shareholders of record as of July 14, 2025, which was paid on July 18, 2025. On March 27, 2024, the Company declared the first semi-annual dividend of $0.60 per common share to shareholders of record as of July 12, 2024, which was paid on July 18, 2024. On September 11, 2024, the Company declared its second semi-annual dividend of $0.90 per common share and paid on December 20, 2024.

The Company continues to be fully compliant with its scheduled debt service requirements, repaying capital and paying interest promptly in accordance with respective bank agreements without fail. As a percentage of total liabilities against total assets at fair value, our consolidated leverage (a non-GAAP measure) as computed in accordance with our loan agreements at June 30, 2025 was below the loan covenant maximum of 70%, which is applicable to all the above loans on a fleet and total liabilities basis. As at June 30, 2025, the Company and its wholly and majority owned subsidiaries were compliant with the financial covenants in its thirty-four loan agreements totaling $1.82 billion. See Note 7, Long Term Debt and other financial liabilities, to our unaudited interim condensed consolidated financial statements included elsewhere in this report.

Inflation

During the first half of 2025, inflationary pressures in the global economy have shown signs of easing. Such global conditions, and related central bank actions, have also resulted in lower prevailing interest rates, decreasing the interest rates payable under our floating rate loan agreements. To date, inflation has had a moderate impact on our operating expenses, dry-docking expenses and corporate overhead, as well as our management fees, which increased in the first half of 2025. Should a disinflationary trend develop and persist, it is expected that there will be limited impact on our operating and financing expenses, and to the extent inflation increases, it could result in increased operating and financing expenses.

10

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2025 (UNAUDITED) AND DECEMBER 31, 2024

(Expressed in thousands of U.S. Dollars - except share and per share data)

	June 30, 2025 (UNAUDITED)	December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$282,394	$343,373
Restricted cash	4,826	4,939
Margin deposits	4,270	4,270
Trade accounts receivable, net	34,018	26,451
Capitalized voyage expenses	1,162	1,437
Due from related companies (Note 2)	2,684	2,842
Advances and other	30,001	36,284
Vessels held for sale (Note 5)	49,585	—
Inventories	16,176	18,948
Prepaid insurance and other	14,277	8,380
Receivable, short-term (Note 4)	12,664	4,370
Current portion of financial instruments - Fair value (Notes 8, 13)	1,596	509
Total current assets	453,653	451,803
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Notes 8, 13)	55	84
RIGHT OF USE ASSET UNDER OPERATING LEASES (Note 4)	10,088	15,937
LONG TERM RECEIVABLES (Note 4)	—	8,183
INVESTMENTS IN DEBT SECURITIES (Note 10)	35,259	25,230
FIXED ASSETS (Note 5)
Advances for vessels under construction	279,247	246,392
Vessels	4,111,176	4,030,874
Accumulated depreciation	(1,112,257)	(1,111,091)
Vessels' Net Book Value	2,998,919	2,919,783
Total fixed assets	3,278,166	3,166,175
DEFERRED CHARGES AND LEASEHOLD IMPROVEMENTS, net (Note 6)	30,436	39,110
Total assets	$3,807,657	$3,706,522
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long - term debt and other financial liabilities (Note 7)	$205,543	$251,752
Payables	45,738	55,846
Due to related companies (Note 2)	4,470	880
Dividends payable	18,077	—
Accrued liabilities	50,547	49,901
Unearned revenue	13,926	37,410
Current portion of obligations under operating leases (Note 4)	10,088	11,608
Current portion of financial liability under operating leases (Note 4)	557	1,097
Current portion of financial instruments - Fair value (Notes 8, 13)	377	25
Total current liabilities	349,323	408,519
LONG-TERM DEBT AND OTHER FINANCIAL LIABILITIES, net of current portion (Note 7)	1,615,490	1,495,342
LONG-TERM OBLIGATIONS UNDER OPERATING LEASES (Note 4)	—	4,329
LIABILITIES ASSUMED FROM TIME CHARTERS ATTACHED (Note 14)	20,539	31,135
ACCRUED LIABILITIES, net of current portion (Note 15)	13,106	—
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Notes 8, 13)	2,439	—
STOCKHOLDERS' EQUITY (Note 9):
Preferred shares, $ 1.00 par value; 25,000,000 shares authorized, 4,745,947 Series E Preferred Shares and 6,747,147 Series F Preferred Shares issued and outstanding at June 30, 2025 and December 31, 2024	11,493	11,493
Common shares, $ 5.00 par value; 60,000,000 shares authorized at June 30, 2025 and December 31, 2024; 30,805,776 shares issued and 30,127,603 shares outstanding at June 30, 2025 and December 31, 2024	151,541	151,541
Additional paid-in capital	924,296	919,718
Cost of treasury stock	(6,791)	(6,791)
Accumulated other comprehensive loss	(1,534)	(904)
Retained earnings	685,618	652,651
Total Tsakos Energy Navigation Limited stockholders' equity	1,764,623	1,727,708
Non-controlling Interest	42,137	39,489
Total stockholders' equity	1,806,760	1,767,197
Total liabilities and stockholders' equity	$3,807,657	$3,706,522

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 2

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three months ended June 30,
	2025	2024
VOYAGE REVENUES (Note 3):	$193,309	$214,055
EXPENSES:
Voyage expenses	31,917	41,403
Charter hire expense	3,321	5,095
Vessel operating expenses	52,704	49,704
Depreciation and amortization	42,089	39,494
General and administrative expenses	13,237	7,904
Gain on sale of vessels (Note 5)	—	(32,495)
Total expenses	143,268	111,105
Operating income	50,041	102,950
OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 8)	(24,978)	(30,053)
Interest income	3,231	4,687
Other, net	(4)	4
Total other expenses, net	(21,751)	(25,362)
Net income	28,290	77,588
Less: Net income attributable to the non-controlling interest	(1,457)	(1,202)
Net income attributable to Tsakos Energy Navigation Limited	$26,833	$76,386
Effect of preferred dividends	(6,750)	(6,750)
Undistributed income allocated to non-vested restricted common stock	(313)	—
Net income attributable to common stockholders of Tsakos Energy Navigation Limited	$19,770	$69,636
Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common stockholders	$0.67	$2.36
Weighted average number of shares, basic and diluted	29,661,103	29,505,603

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 3

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025, AND 2024

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six months ended June 30,
	2025	2024
VOYAGE REVENUES (Note 3):	$390,360	$415,644
EXPENSES:
Voyage expenses	67,980	83,423
Charter hire expense	6,603	11,108
Vessel operating expenses	102,310	98,328
Depreciation and amortization	83,220	77,020
General and administrative expenses	23,143	15,230
Gain on sale of vessels (Note 5)	(3,553)	(48,662)
Total expenses	279,703	236,447
Operating income	110,657	179,197
OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 8)	(48,980)	(55,198)
Interest income	5,538	7,935
Other, net	(23)	75
Total other expenses, net	(43,465)	(47,188)
Net income	67,192	132,009
Less: Net income attributable to the non-controlling interest	(2,648)	(1,587)
Net income attributable to Tsakos Energy Navigation Limited	$64,544	$130,422
Effect of preferred dividends	(13,500)	(13,500)
Undistributed income allocated to non-vested restricted common stock	(513)	–
Net income attributable to common stockholders of Tsakos Energy Navigation Limited	$50,531	$116,922
Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common stockholders	$1.70	$3.96
Weighted average number of shares, basic and diluted	29,661,103	29,505,603

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 4

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2025, AND 2024

(Expressed in thousands of U.S. Dollars)

	Three months ended June 30
	2025	2024

Net income	$28,290	$77,588
Other comprehensive income
Unrealized loss on interest rate swaps, net	(173)	(831)
Comprehensive income	28,117	76,757
Less: comprehensive income attributable to the non-controlling interest	(1,457)	(1,202)
Comprehensive income attributable to Tsakos Energy Navigation Limited	$26,660	$75,555

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 5

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025, AND 2024

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30
	2025	2024

Net income	$67,192	$132,009
Other Comprehensive income
Unrealized loss on interest rate swaps, net	(630)	(1,991)
Comprehensive income	66,562	130,018
Less: comprehensive income attributable to the non-controlling interest	(2,648)	(1,587)
Comprehensive income attributable to Tsakos Energy Navigation Limited	$63,914	$128,431

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 6

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025, AND 2024

(Expressed in thousands of U.S. Dollars - except share and per share data)

				Treasury stock
	Preferred Shares	Common Shares	Additional Paid-in Capital	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholder' Equity
BALANCE January 1, 2024	$11,493	$150,919	$912,214	678,173	$(6,791)	$548,237	$2,485	$1,618,557	$34,090	$1,652,647
Net income	—	—	—	—	—	130,422	—	130,422	1,587	132,009
Cash dividends declared ($0.60 per common share)	—	—	—	—	—	(17,705)	—	(17,705)	—	(17,705)
Dividends paid on Series E preferred shares	—	—	—	—	—	(5,488)	—	(5,488)	—	(5,488)
Dividends paid on Series F preferred shares	—	—	—	—	—	(8,012)	—	(8,012)	—	(8,012)
Other comprehensive loss	—	—	—	—	—	—	(1,991)	(1,991)	—	(1,991)
BALANCE June 30, 2024	$11,493	$150,919	$912,214	678,173	$(6,791)	$647,454	$494	$1,715,783	$35,677	$1,751,460

				Treasury stock
	Preferred Shares	Common Shares	Additional Paid-in Capital	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Loss	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholder' Equity
BALANCE January 1, 2025	$11,493	$151,541	$919,718	678,173	$(6,791)	$652,651	$(904)	$1,727,708	$39,489	$1,767,197
Net income	—	—	—	—	—	64,544	—	64,544	2,648	67,192
Cash dividends declared ($0.60 per common share)	—	—	—	—	—	(18,077)	—	(18,077)	—	(18,077)
Dividends paid on Series E preferred shares	—	—	—	—	—	(5,488)	—	(5,488)	—	(5,488)
Dividends paid on Series F preferred shares	—	—	—	—	—	(8,012)	—	(8,012)	—	(8,012)
Stock based compensation expense	—	—	4,578	—	—	—	—	4,578	—	4,578
Other comprehensive loss	—	—	—	—	—	—	(630)	(630)	—	(630)
BALANCE June 30, 2025	$11,493	$151,541	$924,296	678,173	$(6,791)	$685,618	$(1,534)	$1,764,623	$42,137	$1,806,760

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 7

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30,
	2025	2024
Cash Flows from Operating Activities:
Net income	$67,192	$132,009
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	71,845	66,235
Amortization of deferred dry-docking costs and leasehold improvements	11,375	10,078
Amortization of deferred finance costs	1,586	1,872
Amortization of right of use assets for finance lease	—	707
Amortization of assumed liabilities from time charters attached	(10,596)	(6,276)
Amortization of revenue escalation	1,027	984
Stock based compensation expense	4,578	—
Interest expense on long - term receivable	—	(431)
Interest income from debt securities, accrued	(29)	(22)
Change in fair value of derivative instruments	889	(3,335)
Gain on sale of vessels	(3,553)	(48,662)
Payments for dry-docking	(6,342)	(13,731)
(Increase) Decrease in:
Receivables and other, net	3,810	14,553
Inventories	2,772	1,878
Prepaid insurance and other	(6,672)	(5,667)
Capitalized voyage expenses	275	536
Increase (Decrease) in:
Payables and other	(6,518)	13,840
Accrued liabilities	7,789	9,908
Unearned revenue	(23,484)	(14,254)
Net Cash provided by Operating Activities	$115,944	$160,222
Cash Flows from Investing Activities:
Advances for vessels under construction	(126,249)	(38,707)
Vessel acquisitions and/or improvements	(139,358)	(446,716)
Proceeds from sale of vessels	39,483	228,416
Investments in debt securities	(15,000)	(5,000)
Proceeds from redemption of debt securities	5,000	—
Time deposits and treasury bills	—	(94,505)
Net Cash used in Investing Activities	$(236,124)	$(356,512)
Cash Flows from Financing Activities:
Proceeds from long-term debt and other financial liabilities	283,619	331,931
Financing costs	(178)	(3,788)
Payments of long-term debt and other financial liabilities	(210,313)	(111,943)
Payments of operating and finance leases	(540)	(1,183)
Cash dividends	(13,500)	(13,500)
Net Cash provided by Financing Activities	$59,088	$201,517
Net (decrease) increase in cash and cash equivalents and restricted cash	(61,092)	5,227
Cash and cash equivalents and restricted cash at beginning of period	348,312	376,694
Cash and cash equivalents and restricted cash at end of period	$287,220	$381,921
Reconciliation of cash, cash equivalents and restricted cash:
Current Assets:
Cash and cash equivalents	282,394	377,270
Restricted cash	4,826	4,651
Total Cash and cash equivalents and restricted cash	$287,220	$381,921

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 8

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2025 AND 2024

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1. Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements of Tsakos Energy Navigation Limited (the “Holding Company”) and subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the six months ended June 30, 2025 are not necessarily indicative of the results that may be expected for the year ending December 31, 2025.

The consolidated balance sheet as of December 31, 2024, has been derived from the audited consolidated financial statements included in the Company’s annual report on Form 20-F filed with the SEC on April 11, 2025 (“Annual Report”), but does not include all of the footnotes required by U.S. GAAP for complete financial statements.

The Company has determined that it operates in one reportable segment, the worldwide maritime transportation of liquid energy-related products and the assets of such segment are presented under the caption total assets in the accompanying consolidated balance sheets. No change has been performed on the accounting policies applied to the reportable segment, as those presented in the Company’s annual report on Form 20-F filed with the SEC on April 11, 2025 (“Annual Report”).

Significant Accounting Policies

A discussion of the Company’s significant accounting policies can be found in Note 1 of the Company’s consolidated financial statements included in the Annual Report. There have been no material changes to these policies in the six-month period ended June 30, 2025.

New Accounting Pronouncements

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. The amendments in this Update affect entities that apply the practical expedient when estimating expected credit losses on current accounts receivable and/or current contract assets arising from transactions under Topic 606, including those assets acquired in a transaction accounted for under Topic 805, Business Combinations. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendments are expected to provide decision-useful information to investors and other financial statement users while reducing the time and effort necessary to analyze and estimate credit losses for current accounts receivable and current contract assets. An entity that elects the practical expedient, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently assessing the impact this standard will have on its consolidated financial statements and related disclosures.

2. Transactions with Related Parties

(a) Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee, which may be adjusted per the Management Agreement of March 8, 2007, effective from January 1, 2008, in accordance with the terms of the Management Agreement, if both parties agree. The monthly fees include fees which are paid to the technical managers on a monthly basis, including third-party managers for the LNG carriers, Maria Energy, Tenergy, the VLCCs Ulysses, Hercules I, Dias I, the suezmax tankers Decathlon and Popi Sazaklis, the aframax tankers Maria Princess, Ise Princess (up to the sale July 14, 2025), DF Montmartre, DF Mystras, Alpes and Aspen. Vessel monthly fees for operating conventional vessels were $31.0, for chartered in vessels or chartered out on a bare-boat basis and for vessels under construction monthly fees were $21.7, and $37.2 for the DP2 suezmax shuttle tankers. Monthly fees incurred increases of $1.0 for all conventional vessels, $1.2 for DP2 suezmax shuttle tankers, $0.7 for vessels under construction in 2025 compared to 2024. Monthly fees for third-party managed vessels increased to $29.3 from $28.8 for the suezmax tanker Decathlon, the VLCCs Ulysses, Hercules I from $30.1 to $30.7, for LNG carrier Maria Energy increased to $46.4 from $45.9 and Tenergy to $38.8 from $37.5, for the aframax tanker Maria Princess from $30.1 to $30.7, and from $29.3 to $30.1 for the aframax tanker Ise Princess (up to the sale July 14, 2025), respectively. Monthly fees for VLCC Dias I amounted to $29.2 from $28.7. For the aframax tankers Alpes, Aspen, and the suezmax tanker Popi Sazaklis, monthly fees amounted to $28.7 from $29.3 and $28.4 from $28.7 for the dual fuel LNG aframax tankers DF Montmartre and DF Mystras, respectively.

The Management Company, for services rendered, charged $5,143 for the second quarter of 2025 and $5,086 for the prior year second quarter. Charges for the first half of 2025 amounted to $10,217 and $10,061 for the prior year respective period.

In addition to the management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors.  For the first half of 2025, an award of $3,000 was granted to the Management Company and is included in the general and administrative expenses in the accompanying consolidated statements of comprehensive income. No incentive award was granted in the first six months of 2024.

The Holding Company and the Management Company have certain officers and directors in common. The Chief Executive Officer and Director of the Holding Company is also the sole stockholder of the Management Company and the son of the founder of TST (as defined below). The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director is elected to the Holding Company without the recommendation of the existing Board of Directors, the Holding Company would be obligated to pay the Management Company an amount calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery, as at June 30, 2025, are $12,451 for the remainder of 2025, $24,474 for 2026, $24,381 for 2027, $25,252 for 2028, $25,860 for 2029 and $108,756 from 2030 to 2034.

Management fees for vessels are included in general and administrative expenses in the accompanying consolidated statements of comprehensive income. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels. During the six months ended June 30, 2025, and June 30, 2024, $2,022 and $861, respectively, were charged and accounted for as part of construction costs. For the second quarter of 2025, the amount of $1,241 was charged, compared to $463 in the second quarter of 2024.

As of June 30, 2025, the amount due from the Management Company was $76 ($170 due to the Management Company at December 31, 2024).

F- 9

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2025 AND 2024

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(b) Tsakos Shipmanagement S.A. (“TSM”):  TSM provided technical management to the Company’s vessels up to February 2023.

No technical services were provided by TSM for the first half of 2025 and the prior year first half. As of June 30, 2025, the amount due from TSM was $2,608 ($2,623 at December 31, 2024).

(c) Tsakos Shipping and Trading S.A. (“TST”): TST provides technical management to the Company’s vessels. The Management Company, at its own expense, pays technical management fees to TST, and the Company bears and pays directly to TST most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TST personnel sent overseas to supervise repairs and perform inspections on the Company’s vessels. TST for technical services rendered charged $681 for the second quarter of 2025 and $409 for the prior year second quarter. For the first half of 2025, charges amounted to $1,196 compared to $1,013 for the prior year first half, included in operating expenses in the accompanying consolidated statements of comprehensive income.

At June 30, 2025, the amount due to TST as technical manager was $539 ($176 due from TST at December 31, 2024).

TST provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays TST a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in voyage expenses in the accompanying consolidated statements of comprehensive income. TST also provides sale and purchase of vessels brokerage service. For this service, TST may charge brokerage commissions. In the first half of 2025 and 2024, TST charged a brokerage commission of $203 for the sale of the suezmax tanker Pentathlon, and $1,168 for the sale of the two suezmax tankers, Eurochampion 2004 and Euronike, the two aframax tankers Izumo Princess and Nippon Princess and the LNG carrier, Neo Energy, respectively. TST may also charge a fee of $250 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by TST. In the first half of 2025, $nil was charged for supervision fees compared to $1,000 in aggregate for the aframax tankers Njord DF, Ran DF, Chios DF and Ithaki DF in the first half of 2024.

TST for chartering services rendered charged $2,265 for the second quarter of 2025 compared to $2,564 for the prior year second quarter. For the first half of 2025, the charge amounted to $4,604 compared to $5,102 for the prior year first half.

At June 30, 2025, the amount due to TST as commercial manager was $562 ($430 at December 31, 2024).

There is also as of June 30, 2025, an amount of $584 ($510 at December 31, 2024) due to TST, included in accrued liabilities, which relates to services rendered but not yet invoiced.

On July 24, 2025 and July 28, 2025, the Company sold its handysize tankers Aegeas and Andromeda, respectively, to related party interests, client companies of TST, for $14,000 and $14,000, respectively.

(d) Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurances through Argosy, a captive insurance company affiliated with TST. During the six-month period ended June 2025, the Company incurred insurance recoveries from loss of hire recorded in voyage revenues amounting to $3,524 and $1,229 for the prior year first half, and insurance recoveries from damages to fixed assets recorded in vessel operating expenses of $2,907 and $6,820 for the prior year first half, presented in the accompanying consolidated statements of comprehensive income, respectively. For the second quarter of 2025, Argosy, for services rendered, charged $4,378 compared to $3,796 for the prior year quarter and $8,908 for the first half of 2025, compared to $7,058 for the prior year first half, included in operating expenses in the accompanying consolidated statements of comprehensive income.

At June 30, 2025, the amount due to Argosy was $2,933 ($219 due from Argosy at December 31, 2024).

There is also an amount of $163 due from Argosy included in prepaid insurance and other (due to Argosy $758 included in accrued liabilities at December 31, 2024), which relates to services rendered but not yet invoiced.

(e) AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services. For the second quarter of 2025, AirMania, for services rendered, charged $1,358 compared to $1,610 in the prior year quarter. For the first half of 2025, charges amounted to $3,018 compared to $3,533 for the prior year’s first half.

At June 30, 2025, the amount due to AirMania was $436 ($456 at December 31, 2024).

F- 10

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2025 AND 2024

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

3. Revenue from contracts with customers

Voyage charters and contracts of affreightment: Revenues amounted to $38,230 and $67,525 for the second quarters of 2025 and 2024, respectively, and $81,289 for the first half of 2025, compared to $135,285 for the prior year first half.

Time, bareboat charters and pooling arrangements: Revenues amounted to $155,079 and $146,530 for the second quarters of 2025 and 2024, respectively, and $309,071 for the first half of 2025, compared to $280,359 for the prior year first half.

Unearned revenue: Unearned revenue represents cash received within the reporting period, for which related service has not been provided. It primary relates to charter hire received in advance at the amount of $11,082 as of June 30, 2025 ($23,151 at December 31, 2024) and to revenue resulting from charter agreements with varying rates at the amount of $2,844 as of June 30, 2025 ($14,259 at December 31, 2024).

4. Right-of-use assets and lease liabilities

Operating leases

On December 21, 2020, the Company commenced a five-year sale and leaseback agreement for the aframax tanker Sakura Princess. The agreed net sale price was $24,527. Under this leaseback agreement, there is a seller's credit of $4,425 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter, unless the Company elects to exercise any of its charter extension options or upon sale of the vessel during the charter period. As of June 30, 2025, the Company has classified the seller's credit, as short-term receivable amounting to $4,395. In accordance with ASC 842, the Company accounts for the transaction as an operating lease. Upon execution of the sale and leaseback of the aframax tanker, Sakura Princess, the Company recognized a financial liability amounting to $5,148, being the difference between the sale price of the asset and its fair value, as per ASC 842-40. On September 19, 2025, the Company exercised the option to extend the charter period for one year. The financial liability recognized for aframax tanker Sakura Princess was $557 (current) as of June 30, 2025, and $1,097 (current) as of December 31, 2024.

On June 21, 2021, the Company commenced a five-year sale and leaseback agreement for each of the two suezmax tankers, Arctic and Antarctic. The agreed net sale price was $52,304. Under these leaseback agreements, there is a seller's credit of $8,415 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter, unless the Company elects to exercise any of its charter extension options or upon sale of the vessel during the charter period. As of June 30, 2025, the Company has classified the seller's credit, as short-term receivable amounting to $8,269. In accordance with ASC 842, the Company accounts for the transaction as an operating lease.

 At June 30, 2025 and December 31, 2024, the Company assessed the recoverability of the seller's credits and there was no indication of impairment.

As at June 30, 2025, the Company recognized on its consolidated balance sheets a right-of-use asset of $8,723 for the two suezmax tankers Arctic and Antarctic, and $1,365 for the aframax tanker Sakura Princess, respectively, equal to the corresponding obligation under operating leases based on the present value of the future minimum lease payments, for each of the three right-of-use assets, respectively. The Company has not incurred any initial direct costs for the sale and leaseback transactions and has not made any payments prior to the commencement date of the contracts. The leaseback agreements include option periods, which are not recognized as part of the right-of-use asset and the obligation under operating leases.

The incremental borrowing rate used to determine the right-of-use asset and the obligations under operating leases was 2.54% for the sale and leaseback agreement of the aframax tanker, Sakura Princess and 2.98% for the sale and leaseback agreement of the two suezmax tankers Arctic and Antarctic and the respective weighted average remaining lease term was 0.48 and 0.99 years, respectively, as at June 30, 2025 and 0.97 and 1.48 years, respectively, as at December 31, 2024.

As at June 30, 2025 and December 31, 2024, both the right-of use assets and the corresponding obligation under operating leases were $10,088 (current portion) and $15,937 ($11,608 current portion and $4,329 non-current portion), respectively.

F- 11

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2025 AND 2024

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Period / Year	Lease Commitment
July 1 to December 31, 2025	$7,675
2026	4,993
Minimum net lease payments	$12,668
Less: present value discount	(2,023)
Total obligations under operating leases and financial liability (current and non-current portion)	$10,645

The Company has subleased all three vessels and recognized sublease revenue, net of voyage expenses of $7,192, for the second quarter of 2025, compared to $9,421 for the second quarter of 2024. The amount of $12,728 was recognized for the first half of 2025 for all three vessels, compared to $18,458 in the prior year first half.

5. Vessels

Acquisitions

On April 28, 2025 and on June 5, 2025, the Company took delivery of its newbuilding DP2 shuttle tanker Athens 04 (Adrian Maritime Ltd) and its suezmax tanker Dr Irene Tsakos (Scout Shiptrade Ltd), for an aggregate cost of $229,658. On January 11, 2024 and January 19, 2024, the Company took delivery of its newbuilding aframax tankers Chios DF (Simel Navigation Co.) and Ithaki DF (Torvi Marine Corp.), respectively, for an aggregate cost of $156,649. During the first half of 2024, the Company acquired four aframax tankers DF Montmartre (Pink Diamond Sea Inc.), Alpes (Ortsa Oceanway Corp.), DF Mystras (Palermo Enterprises Corp.), Aspen (Quartz Maritime Limited), and the suezmax tanker Popi Sazaklis (Soho Shipping & Trading Co.), for an aggregate cost of $350,000.

Vessels held for sale

As of June 30, 2025, the Company considered that the handysize tankers Aegeas and Andromeda and the aframax tanker Ise Princess met the criteria enumerated under ASC 360 “Property, Plant, and Equipment” to be classified as held for sale.

At December 31, 2024, there were no vessels held for sale.

Sales

During the second quarter of 2025, there were no vessel sales. During the second quarter of 2024, the Company sold its suezmax tanker Euronike, the aframax tankers Izumo Princess and Nippon Princess and its LNG carrier Neo Energy, realizing total net gain of $32,495.

During the first half of 2025, the Company sold its suezmax tanker Pentathlon, realizing total gain of $3,553.

During the first half of 2024, the Company sold its suezmax tankers Eurochampion 2004 and Euronike, the aframax tankers Izumo Princess and Nippon Princess and its LNG carrier Neo Energy, realizing total net gain of $48,662.

Impairment

As of June 30, 2025, and December 31, 2024, the Company reviewed the carrying amount including any unamortized dry-docking costs in connection with the estimated recoverable amount and the probability of sale for each of its vessels, vessels under construction, vessels held for sale and right-of-use-assets. As of June 30, 2025, and December 31, 2024, this review did not indicate an impairment charge.

6. Deferred charges and leasehold improvements

Deferred charges consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $28,526 and $38,135, at June 30, 2025 and December 31, 2024, respectively. Leasehold improvements amounted to $1,910 at June 30, 2025 for the suezmax tankers Arctic, Antarctic, and the aframax tanker Sakura Princess and $975, at December 31, 2024. Amortization of deferred dry-docking costs and of leasehold improvements is included in depreciation and amortization in the accompanying consolidated statements of comprehensive income.

F- 12

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2025 AND 2024

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

7. Long-term debt and other financial liabilities

Long-term debt

Facility	June 30, 2025	December 31, 2024
Loans	$1,683,624	$1,605,654
Less: Deferred finance costs, net	(8,019)	(8,495)
Total long-term debt	1,675,605	1,597,159
Less: Current portion of debt	(199,242)	(245,475)
Add: Deferred finance costs, current portion	2,727	2,739
Long-term debt, net of current portion and deferred finance costs	$1,479,090	$1,354,423

Loan balances outstanding at June 30, 2025, amounted to $1,683,624. These bank loans are payable in U.S. Dollars in semi-annual installments, with balloon payments due at maturity between November 2025 and September 2033. Interest rates on the outstanding loans as at June 30, 2025, are based on Secured Overnight Financing Rate (“SOFR”) plus a spread.

On April 2, 2025, the Company signed a new one-year loan extension on the existing loan agreement reaching maturity, relating to the refinancing of the handysize tankers, Byzantion and Bosporos. The loan is repayable in three semi-annual installments of $1,365.

On April 14, 2025, the Company signed a four-year loan agreement amounting to $114,067 relating to the refinancing of the DP2 shuttle tankers, Porto and Lisboa. On April 16, 2025, the Company drew down the amount of $114,067 and prepaid the amount of $106,567. The new loan is repayable in nine semi-annual installments of $2,087 and eight semi-annual installments of $3,125, commencing three months and six months after the drawdown date, respectively, plus a balloon of $70,286 payable together with the last installment. ‘

On May 22, 2025, the Company signed a new seven-year loan agreement amounting to $64,125 relating to the post- delivery financing of the under construction suezmax tanker Dr Irene Tsakos. The new loan is repayable in fourteen semi-annual installments of $1,781, commencing six months after the delivery of the vessel, plus a balloon of $39,188 payable together with the last installment. The drawdown of $64,125 was made on May 30, 2025, for the payment of the delivery installment of the shipbuilding yard.

On September 17, 2025, the Company signed a new six-year loan agreement amounting to $64,125 relating to the post- delivery financing of the under construction suezmax tanker Silia T. The new loan is repayable in twelve semi-annual installments of $1,781, commencing six months after the delivery of the vessel, plus a balloon of $42,750 payable together with the last installment. The drawdown of $64,125 was made on September 29, 2025, for the payment of the delivery installment of the shipbuilding yard.

According to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments”, the Company expenses any unamortized deferred financing costs on its prepaid loans (Note 8).

The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended June 30, 2025	5.74%	Six months ended June 30, 2025	5.83%
Three months ended June 30, 2024	7.09%	Six months ended June 30, 2024	7.17%

The bank loans are secured by first priority mortgages on all vessels, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant vessel-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends if an event of default has occurred, sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $88,772 at June 30, 2025 and $80,905 at December 31, 2024, a minimum consolidated leverage ratio, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. One loan agreement requires a monthly pro rata transfer to retention account of any principal due but unpaid. Two loan agreements require the Company to maintain throughout the security period, an aggregate balance in a deposit account of $3,050, not legally restricted.

As of June 30, 2025, the Company and its wholly and majority owned subsidiaries had thirty-three loan agreements, with an aggregate principal amount outstanding thereunder totaling $1,683,624. The Company fulfilled its requirements in respect of the financial covenants of all of its loan agreements as at June 30, 2025. The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditure on dry-dockings and working capital.

F- 13

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2025 AND 2024

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The annual principal payments, including balloon payments on loan maturity, required to be made after June 30, 2025, are as follows:

Period/ Year	Amount
July to December 2025	$117,036
2026	265,277
2027	395,615
2028	251,316
2029	285,395
2030 and thereafter	368,985
$1,683,624

Other financial liabilities, net

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	June 30, 2025	December 31, 2024
Other financial liabilities	$146,920	$151,584
Less: Deferred finance costs, net	(1,492)	(1,649)
Total other financial liabilities	145,428	149,935
Less: Current portion of other financial liabilities	(9,328)	(9,328)
Add: Deferred finance costs, current portion	300	312
Other financial liabilities, net of current portion and deferred finance costs	$136,400	$140,919

On December 21, 2021, the Company entered into a new ten-year sale and leaseback agreement for its under-construction LNG carrier, Tenergy. The Company chartered back the vessel on a bareboat basis, having a purchase obligation at the end of the ten-year period, and has continuous options to repurchase the vessel at any time following the fifth anniversary of the commencement date. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and recognized the sale proceeds as other financial liabilities.

The annual principal payments of other financial liabilities required to be made after June 30, 2025, are as follows:

Period/ Year	Amount
July to December 2025	$4,665
2026	9,328
2027	9,328
2028	9,328
2029	9,328
2030 and thereafter	104,943
$146,920

8. Interest and Finance Costs, net

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Interest expense	26,073	31,437	52,064	60,931
Less: Interest capitalized	(3,128)	(1,802)	(5,672)	(3,245)
Interest expense, net	22,945	29,635	46,392	57,686
Bunker and other commodities swaps, cash settlements	56	(521)	(73)	(1,119)
Amortization of deferred finance costs	749	1,055	1,586	1,872
Bank charges	47	59	75	60
Amortization of deferred gain on termination of financial instruments	(225)	(882)	(733)	(2,094)
Change in fair value of non-hedging financial instruments	1,406	707	1,733	(1,207)
Net total	24,978	30,053	48,980	55,198

F- 14

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2025 AND 2024

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Interest expense was $26,073 for the second quarter of 2025, compared to $31,437 for the second quarter of 2024. For the six months ended June 30, 2025, interest expense was $52,064 compared to $60,931 for the six months ended June 30, 2024.

Capitalized interest is based on expenditure incurred to date on vessels under construction. Capitalized interest amounted to $3,128 and $5,672 for the three and six-month periods ended June 30, 2025, compared to $1,802 and $3,245 for the equivalent periods of 2024.

In 2022, the Company discontinued ten of its cash flow hedge interest rate swaps through early termination agreements. The Company considered the forecasted transactions as still probable for seven of those interest rate swaps, and presented the amount received in Accumulated other comprehensive income. Respective amounts are amortized into Company’s earnings until the expiry date of each interest rate swap. For the second quarter of 2025, amortization of deferred gain on termination of hedging interest rate swaps amounted to $225 (positive) and $882 (positive) for the prior year’s second quarter. For the first half of 2025, amortization of deferred gain on termination of hedging interest rate swaps amounted to $733 (positive) and $2,094 (positive) for the prior year’s first half.

On April 3, 2025, the Company committed to one floating-to-fixed interest rate swap with a major financial institution maturing September 2026 with an option for extension at the financial institution’s discretion until March 2029, on which it pays fixed rate of 2.955% and receives floating rates based on the three-month SOFR. The interest rate swap agreement was designated and qualified as a non-hedging interest rate swap.

On April 3, 2025, the Company committed to one floating-to-fixed interest rate swap with a major financial institution maturing November 2026 with an option for extension at the financial institution’s discretion until May 2029, on which it pays fixed rate of 2.88% and receives floating rates based on the three-month SOFR. The interest rate swap agreement was designated and qualified as a non-hedging interest rate swap.

On June 24, 2025, the Company committed to one floating-to-fixed interest rate swap with a major financial institution maturing November 2026 with an option for extension at the financial institution’s discretion until November 2027, on which it pays fixed rate of 3.27% and receives floating rates based on the three-month SOFR. The interest rate swap agreement was designated and qualified as a non-hedging interest rate swap.

On June 26, 2025, the Company committed to one floating-to-fixed interest rate swap with a major financial institution maturing September 2026 with an option for extension at the financial institution’s discretion until September 2031, on which it pays fixed rate of 2.98% and receives floating rates based on the three-month SOFR. The interest rate swap agreement was designated and qualified as a non-hedging interest rate swap.

At June 30, 2025 and 2024, the Company also held one floating-to-fixed interest rate swap with a major financial institution maturing March 2028, on which it pays fixed rate of 3.82% and receives floating rates based on the six-month SOFR. The interest rate swap agreement was designated and qualified as a non-hedging interest rate swap.

The change in fair value of the above non-hedging interest rate swaps has been included in the change in fair value of non-hedging financial instruments. The fair value of these swap agreements was $1,018 (negative) and $266 (positive) as at June 30, 2025 and December 31, 2024, respectively. The change in fair value amounted to $998 (negative) for the second quarter of 2025 and $210 (negative) for the prior year’s second quarter. The change in fair value amounted to $1,284 (negative) for the six-month period of 2025 and $586 (positive) for the prior year’s first half.

During the first half of 2025, the Company entered into ten bunker agreements and one other commodities swap agreement, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels and the European Union Allowances (“EUAs”) exposure, respectively with maturity dates between August 2025 through December 2026. As at June 30, 2025, the Company held eleven bunker agreements and four EUAs swap agreements (five bunker agreements and three EUAs swap agreements at December 31, 2024). The fair value of those agreements was $147 (negative) and $302 (positive) as at June 30, 2025 and December 31, 2024, respectively. The change in fair value amounted to $408 (negative) for the three-month period of 2025 and has been included in the change in fair value of non-hedging financial instruments. The change in the fair values for the first half of 2025 was $449 (negative). During the first half of 2025, the total cash received for those agreements amounted to $73. For the second quarter of 2025, the total cash paid for those agreements amounted to $56.

During the first half of 2024, the Company entered into eight bunker agreements and three other commodities swap agreements, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels and the EUAs exposure, respectively with maturity dates between July through December 2024. As at June 30, 2024, the Company held eleven bunker agreements and five EUAs swap. The change in fair value amounted to $497 (negative) for the three-month period of 2024 and has been included in the change in fair value of non-hedging financial instruments. The change in the fair values for the first half of 2024 was $621 (positive). During the first half of 2024, the total cash received for those agreements amounted to $1,119. For the second quarter of 2024, the total cash received for those agreements amounted to $521.

For the second quarter of 2025 and 2024, the Company has written-off unamortized deferred finance costs of $nil and $176, respectively, according to debt extinguishment guidance of ASC 470-50, included in amortization of deferred finance costs in the above table. During the first half of 2025 and 2024, the Company has written-off unamortized deferred finance costs of $nil and $176, respectively.

F- 15

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2025 AND 2024

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

9. Stockholders' Equity

During the first half of 2025 and 2024, the Company had no new issuances of shares (other than the restricted shares discussed below).

On January 30, 2025, and April 30, 2025, the Company paid dividends of $0.59375 per share, $8,012 in aggregate, on its Series F Preferred Shares.

On February 28, 2025, and May 28, 2025, the Company paid dividends of $0.57812 per share $5,488 in total, on its Series E Preferred Shares.

On March 27, 2025, the Company declared the first semi-annual dividend of $0.60 per common share, $18,077 in total, which was paid on July 18, 2025. On March 27, 2024, the Company declared the first semi-annual dividend of $0.60 per common share, $17,705 in total, which was paid on July 18, 2024.

On May 1, 2024, the Company’s Board of Directors adopted, in accordance with Bermuda law, the Tsakos Energy Navigation Limited 2024 Equity Incentive Plan (the “2024 Plan”), which replaced the Company’s share-based incentive plan adopted in 2012. The 2024 Plan permits the Company to grant share options or other share based awards with respect to up to 1,000,000 of the Company’s common shares to its directors and officers, to the officers of the vessels in the fleet, and to the directors, officers and employees of our managers. On July 24, 2024, 625,000 restricted common shares were granted under the 2024 Plan to Company directors and officers as well as other employees and persons who provide services to the Company and its subsidiaries and employees of any management company, of which 3,000 shares were subsequently forfeited during the second half of 2024. The restricted shares are scheduled to vest upon satisfaction of the time-based and performance-based conditions. The time-based condition will be satisfied so long as the participant continues to have a service relationship with the Company or its subsidiaries or any management company on the applicable vesting dates. The performance-based condition will be satisfied upon determination by the Company that the fleet utilization as defined in the awards, equals or exceeds 85% for the period from January 1, 2024 through the end of the last complete fiscal quarter preceding each vesting date. The vesting schedule is as follows: 25% of the shares granted to each recipient on January 1, 2025, 25% to vest on July 1, 2025, 25% to vest on January 1, 2026, and 25% to vest on July 1, 2026. On January 1, 2025 and July 1, 2025, upon satisfaction of the time-based and performance-based conditions, 155,500 and 155,500 restricted shares, or equal to the 25% and 25% of the restricted shares vested under the 2024 Plan, respectively.

During the first half of 2025, stock-based compensation expense on restricted common shares amounted to $4,578, whereas total unrecognized stock-based compensation expense relating to the Company’s outstanding restricted common stock was $3,511, as of June 30, 2025. During the second quarter of 2025, stock-based compensation expense on restricted common shares amounted to $2,302. The average period over which the total stock-based compensation expense related to non-vested restricted common stock, was expected to be recognized, was 1.0 year.

Movements under this plan are as follows:

	Number of RSUs Granted	Number of RSUs Forfeited	Number of RSUs Vested	Balance of Non-Vested RSUs	Grant – Date Fair Value per share
December 31, 2023	—	—	—	—	$—
Granted July 24,2024	625,000	(3,000)	—	622,000	$26.07
Vested during 2024	—	—	—	—	$26.07
December 31, 2024	625,000	(3,000)	—	622,000	$26.07
Vested January 1, 2025	—	—	(155,500)	(155,500)	$26.07
June 30, 2025	625,000	(3,000)	(155,500)	466,500	$26.07

10. Investments in debt securities

As of December 31, 2024, the Company held four investments in debt securities classified as held to maturity and recognized at amortized cost basis with carrying value $25,230.

On February 7, 2025, the Company entered a five-year investment in debt securities, amounting to $10,000. Interest income is earned on a quarterly basis on the 14th day of February, May, August and November in each year from, and including, May 14, 2025, to, and including, August 14, 2030.

On June 25, 2025, the Company entered a seven-year investment in debt securities, amounting to $5,000. Interest income is earned on a quarterly basis on the 2nd day of July, October, January and April in each year from, and including, October 2, 2025, to, and including, July 2, 2026.

F- 16

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2025 AND 2024

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

On April 28, 2025, an investment of debt securities amounting to $5,000 was redeemed. The issuer exercised their redemption option as per contractual terms. These proceeds are reflected in the accompanying consolidated statements of cash flows.

As of June 30, 2025, the Company held five investments in debt securities classified as held to maturity and recognized at amortized cost basis with carrying value $35,259.

The maturity schedule of the outstanding investments in debt securities as of June 30, 2025, is as follows:

Maturity date	Carrying amount	Fair value
Due within 1 year	$—	$—
Due in 1-5 years	15,144	15,095
Due in 5-10 years	20,115	19,973
Total	$35,259	$35,068

No allowance for credit losses was warranted on investments as of June 30, 2025 and December 31, 2024, respectively.

11. Earnings per common share

The computation of basic and diluted earnings per share is based on the weighted average number of common shares outstanding during the period.

The Company calculates basic earnings per share in conformity with the two-class method required for companies with participating securities. Non-vested restricted common stock granted under the Company’s 2024 Plan, are entitled to receive dividends which are not refundable, and therefore are considered participating securities (Note 9). For the first half and the second quarter of 2024, the Company had no participating securities.

Under the two-class method, net income is reduced by the amount of dividends declared or accumulated in the current period for common stockholders and participating security holders. The remaining earnings or “undistributed income” is allocated between common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. Once calculated, basic earnings per share is computed by dividing the net income attributable to common stockholders by the weighted average number of common shares outstanding during each year presented, less shares subject to repurchase. The Company’s participating securities do not contractually require their holders to participate in the Company’s losses. The calculation of basic earnings per share does not consider the non-vested restricted common stock as outstanding.

Diluted earnings per share is computed by giving effect to all potentially dilutive common share equivalents outstanding for the period. For the first half and the second quarter of 2025, securities that could potentially dilute basic earnings per share in the future, included in the computation of diluted earnings per share, were the non-vested restricted common stock. The treasury stock method is used to compute the dilutive effect of shares issued under the Company’s equity incentive plan. The two-class method is used for diluted earnings per share when such is the most dilutive method, considering anti – dilution sequencing as per ASC 260. Potential common shares that have an anti-dilutive effect are excluded from the calculation of diluted earnings per share. For purposes of the treasury stock calculation, weighted non-vested restricted shares of 200,639 and 134,078, for the second quarter and the first half of 2025, respectively, are considered common share equivalents but have been excluded from the calculation of diluted earnings per share as their effect is anti-dilutive.

For the first half and the second quarter of 2024, there were no potentially dilutive securities outstanding.

F- 17

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2025 AND 2024

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The following table sets forth the computation of basic and diluted net income per share:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Numerator
Net income attributable to Tsakos Energy Navigation Limited	$26,833	$76,386	$64,544	$130,422
Preferred share dividends Series E	(2,744)	(2,744)	(5,488)	(5,488)
Preferred share dividends Series F	(4,006)	(4,006)	(8,012)	(8,012)
Undistributed income allocated to non-vested restricted common stock	(313)	—	(513)	—
Net income attributable to common stockholders of Tsakos Energy Navigation Limited	19,770	69,636	50,531	116,922
Denominator
Weighted average number of shares basic and diluted	29,661,103	29,505,603	29,661,103	29,505,603
Earnings per share attributable to Tsakos Energy Navigation Limited, basic and diluted	$0.67	$2,36	$1.70	$3.96

12. Commitments and Contingencies

As of June 30, 2025, the Company had nineteen vessels under construction, comprising eleven DP2 shuttle tankers, one suezmax tanker, two MR tankers and five LR1 tankers.

The total contracted amount remaining to be paid for the nineteen vessels under construction plus the extra costs agreed as of June 30, 2025, was $1,812,924. The amount of $225,882 is due to be paid within the second half of 2025, the amount of $385,775 in 2026, the amount of $487,334 in 2027 and the amount of $713,933 in 2028.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Charters-out

The future minimum revenues of vessels in operation at June 30, 2025, before reduction for brokerage commissions and assuming no off-hire days, expected to be recognized on non-cancelable time charters are as follows:

Period/ Year	Amount
July 1 to December 31, 2025	$240,922
2026	366,052
2027	255,371
2028	155,796
2029	61,794
2030 to 2038	291,282
Minimum charter revenues	$1,371,217

F- 18

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2025 AND 2024

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

13. Financial Instruments

(a) Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate loans and financial liabilities as described in Notes 7, 8 and 9.

(b) Concentration of credit risk: Financial Instruments subject to credit risk consist principally of cash, trade accounts receivable, short-term receivables related to seller’s credits under sale and leaseback transactions, investments in debt securities and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the short-term receivable related to seller’s credits under sale and leaseback transactions and estimates that the amount presented on the accompanying balance sheets approximates the amount that is expected to be received by the Company at the end of the non-cancellable lease period.

(c) Fair value: The carrying amounts reflected in the accompanying interim consolidated balance sheet of cash and cash equivalents, restricted cash, trade accounts receivable, margin deposits, accounts payable and due from (to) related parties, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term debt and other financial liabilities with variable interest rates approximate the recorded values, generally due to their variable interest rates. The carrying value of the short-term receivables related to seller's credits under sale and leaseback transactions approximate their fair value. The carrying amount of investments in debt securities approximates their respective fair values due to their short maturity and/or the volatility of the underlying interest rates.

The fair values of interest rate swap agreements, bunker swap agreements and other commodities swap agreements discussed in Note 8 above and the fair values of the investments in debt securities discussed in Note 10 above, are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The estimated fair values of the Company’s financial instruments, other than derivatives as of June 30, 2025, and December 31, 2024, are as follows:

	Carrying Amount June 30, 2025	Fair Value June 30, 2025	Carrying Amount December 31, 2024	Fair Value December 31, 2024
Financial assets (liabilities)
Cash and cash equivalents	282,394	282,394	343,373	343,373
Restricted cash	4,826	4,826	4,939	4,939
Margin deposits	4,270	4,270	4,270	4,270
Short-term receivable	12,664	12,664	12,553	12,553
Investments in debt securities	35,259	35,068	25,230	25,120
Debt and other financial liabilities	(1,821,033)	(1,821,033)	(1,757,238)	(1,757,238)

The Company does not offset fair value amounts recognized for derivatives by the right to reclaim cash collateral or the obligation to return cash collateral. The amount of collateral to be posted is defined in the terms of respective master agreement executed with counterparties or exchanges and is required when agreed upon threshold limits are exceeded. As of June 30, 2025, the Company deposited cash collateral related to its derivative instruments under its collateral security arrangements of $4,270 ($4,270 as of December 31, 2024), which is recorded within margin deposits in the accompanying consolidated balance sheets.

F- 19

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2025 AND 2024

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the consolidated balance sheets on a net basis by counterparty when a legal right of set-off exists. The following tables present information with respect to the fair values of derivatives reflected in the consolidated balance sheets on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the consolidated statements of comprehensive income or in the consolidated balance sheets, as a component of accumulated other comprehensive income.

		Asset Derivatives		Liability Derivatives
		June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	1,169	182	—	—
	Financial instruments - Fair value, net of current portion	55	84	2,242	—
Bunker and EUAs swaps	Current portion of financial instruments - Fair value	427	327	376	25
	Financial instruments - Fair value, net of current portion	—	—	198	—
Subtotal		1,651	593	2,816	25
Total derivatives		1,651	593	2,816	25

Derivatives - Net effect on the Consolidated Statements of Comprehensive Income

	Loss Recognized in Accumulated Other Comprehensive Loss on Derivative (Effective Portion) Location
Derivative	Amount Three months ended June 30,		Amount Six months ended June 30,
	2025	2024	2025	2024
Interest rate swaps	23	22	45	45
Reclassification to Interest and finance costs, net due to de-designations	(225)	(882)	(733)	(2,094)
Reclassification to depreciation expense	29	29	58	58
Total	(173)	(831)	(630)	(1,991)

The accumulated loss from Derivatives designated as Hedging instruments recognized in accumulated other comprehensive loss as of June 30, 2025 and December 31, 2024, was $1,534 and $904, respectively.

Derivatives – Net effect on the Consolidated Statements of Comprehensive Income

		Net Realized and Unrealized Gain (Loss) recognized on Statement of Other Comprehensive Income
Derivative	Location	Amount Three months ended June 30,		Amount Six months ended June 30,
		2025	2024	2025	2024
Interest rate swaps	Interest and finance costs, net	(998)	(210)	(1,284)	586
Bunker and EUAs swaps	Interest and finance costs, net	(464)	24	(376)	1,740
Total		(1,462)	186	(1,660)	2,326

F- 20

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2025 AND 2024

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

14. Liabilities assumed from time charters attached

Upon acquisition of the four aframax tankers, DF Montmartre, Alpes, DF Mystras and Aspen, and the suezmax tanker Popi Sazaklis (Note 5), with time charter agreements attached, the Company recognized a liability of $46,927 (Level 2), being the present value of the difference between the existing charter rates and the market rates on the acquisition date of each vessel, included in liabilities assumed from time charters attached in the accompanying consolidated balance sheets. For each of the second quarter and the first half of 2025, the amortization of liabilities assumed from time charters attached amounted to $4,753 and $10,596, respectively, compared to $6,276 for the prior year second quarter and first half. The amortization of liabilities assumed from time charters attached is included in voyage revenues in the accompanying consolidated statements of comprehensive income.

The unamortized balance of the liability as of June 30, 2025, is expected to be amortized over the weighted average period of 1.2 years as follows:

Period/ Year	Amount
July 1 to December 31, 2025	$8,217
2026	8,047
2027	4,275
Liabilities assumed from time charters attached	$20,539

15. European Union’s Emissions Trading System

As of June 30, 2025, the Company has recognized European Union Allowances (“EUAs”) at the amount of $26,076. The amount of $12,970 to be surrendered by September 30, 2025, is included in accrued liabilities in the accompanying consolidated balances sheets and the amount of $13,106 to be surrendered by September 30, 2026, is included in accrued liabilities, net of current portion, in the accompanying consolidated balances sheets. The amount of $10,285 due to be collected from charterers and are included in trade accounts receivable, net in the accompanying consolidated balance sheets as of June 30, 2025, and the amount of $6,361 has been purchased and/or already received from charterers and are included in advances and other in the accompanying consolidated balance sheets as of June 30, 2025.

As of December 31, 2024, the Company has recognized EUAs amounting to $12,945, to be surrendered by September 30, 2025, and were included in accrued liabilities in the accompanying consolidated balances sheets. The amount of $6,739, are due to be collected from charterers and are included in trade accounts receivable, net in the accompanying consolidated balance sheets and the amount of $3,670 has been purchased and/or already received from charterers and are included in advances and other in the accompanying consolidated balance sheets.

The value of EUAs provided by charterers recognized under voyage revenues in the Company’s consolidated statements of comprehensive income, amounted to $5,097 for the second quarter of 2025 compared to $1,688, for the prior year second quarter, and $8,883 for the first half of 2025 compared to $3,185 for the prior year first half.

The EUAs obligations under the EU ETS recognized under voyage expenses in the Company’s consolidated statements of comprehensive income, amounted to $7,468 for the second quarter of 2025 compared to $2,604, for the prior year second quarter, and $13,025 for the first half of 2025 compared to $5,118 for the prior year first half.

The EUAs obligations are measured at the estimated cost of purchasing credits from the EUA market, based on the voyage completion date. EUAs obligations not reimbursable from charterers are revalued using market prices from an EUA index. During the second quarter of 2025, the Company recorded $715 under voyage expenses in the Company’s consolidated statements of comprehensive income for remeasurement of EUAs obligations, compared to $6, for the prior year second quarter, and the amount of $694 for the first half of 2025, compared to $47 for the prior year first half.

16. Subsequent Events

The Company evaluated subsequent events (other than those disclosed above), until the date these interim condensed consolidated financial statements were available to be issued.

(a)	On July 14, 2025, the Company sold its aframax tanker Ise Princess.

(b)	On July 28, 2025, the Company signed two shipbuilding contracts for the construction of two VLCCs (Hull 5531 and Hull 5532).

(c)	On July 30, 2025, the Company paid dividends of $0.59375 per share on its 9.50% Series F Preferred Shares.

(d)	On August 14, 2025, the Company took delivery of the DP2 shuttle tanker Paris 24.

(e)	On August 28, 2025, the Company paid dividends of $0.57812 per share on its 9.25% Series E Preferred Shares.

F- 21

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2025 AND 2024

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2025

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/ Paul Durham
Paul Durham
Co-Chief Financial Officer

/s/ Harrys Kosmatos
Harrys Kosmatos
Co-Chief Financial Officer

F- 22